SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

SUPPL

Date: March 21, 2007

ALTAI RESOURCES INC. ANNOUNCES RESULTS OF TEST WELL ON SOREL-TROIS RIVIERES OIL AND GAS PROPERTY

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai") announces that the first well (test well) drilled by Talisman Energy Canada ("Talisman") on its Sorel-Trois Rivieres, Quebec oil and gas permit did not encounter commercial amount of gas. The well was drilled to a total measured depth of 1,294 meters or 1,262 meters vertical depth.

The test well was drilled on a seismically defined feature in an attempt to find a structure that is similar to other Ordovician Trenton-Black River producing trends in the province of Ontario and New York State. In Altai's opinion there may be very good exploration potential located along the feature on Altai's permits. Questerre Energy Corporation's recent announcement pointing to the presence of Trenton-Black River gas in a well located east of Altai's permits in the St. Lawrence Lowlands indicates that gas may be present in the region.

Altai is presently carrying out a seismic reflection survey on the Sorel Islands, the portion of its permits which are not under option to Talisman. The survey is orientated to shallow (less than 150 meters) gas targets in recent sediments.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS, GOLD, NICKEL AND INDUSTRIAL MINERALS PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and CEO or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: info@altairesources.com Internet: http://www.altairesources.com

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